June 9, 2005

via U.S. mail and facsimile

Bernard Korn, Chief Executive Officer
Colonial Commercial Corp.
120 New South Road
Hicksville, NY  11801

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-6663


Dear Mr. Korn:

      We have reviewed your response letter dated June 8, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to Financial Statements

(1) Summary of Significant Accounting Policies and Practices

(g) Inventory, page F-10
2. We read your response to comment 3 of our letter dated May 26, 2005. Your response indicated that your cost of sales line item excludes incoming freight, purchasing, receiving, inspection, warehousing and handling costs and that these costs are included in selling, general and administrative expenses. You also indicated that you will disclose that your gross margins may not be comparable to others in your industry as some entities include all of these costs in their costs of sales line item. However, your response does not address the portion of our comment requesting disclosure in a footnote of the amounts of the excluded costs for each period presented. Please show us what your revised disclosure will look like.

(15) Commitments
3. We read your responses to comment 12 of our letter dated May 3, 2005 and comment 4 of our letter dated May 26, 2005. Your responses indicate that John A. Hildebrandt, Paul Hildebrandt and the Predecessors have indemnified Universal against all asbestos claims.
You further disclosed that your counsel expects the lawsuit captioned
Rhodes v. A.O. Smith Corporation, et al., would result in an adverse verdict, ranging between $500,000 and $2,500,000. You have indicated that because you have never sold any asbestos related products, because you have obtained indemnification agreements from the predecessors, and due to your insurance coverage, you will not be liable for any amounts due based on a verdict or settlement. Please expand your disclosure to discuss the terms and conditions of the indemnification agreement between John A. Hildebrandt, Paul Hildebrandt and the Predecessors and Universal, including any limitations to the indemnification the agreement may contain and any recourse the defendant may have against Universal in the event John
A. Hildebrandt, Paul Hildebrandt and the Predecessors default on their agreement with Universal. Please also disclose any limitations your insurance coverage may have or any gaps in coverage you have had that could affect your ability to satisfy claims through your insurance coverage.
4. We read your response to comment 5 of our letter dated May 26, 2005. However, we feel as though the information relating to your probable product liabilities for asbestos-related claims requested below is important for readers. Please obtain from your insurers and include in your disclosure, as previously requested, the following:
* a rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims,
* the average settlement amount for cases closed in each period,
* the accrual balance, if any, for each period presented,
* the amount recorded, if any, for each period presented in your statement of operations, and
* the amount covered by your indemnification agreement and insurance carriers for each of the periods presented.
Please also disclose any necessary assumptions you used or other information you feel is important for readers to properly evaluate the information presented. Please show us what your disclosure for the year ended December 31, 2004 will look like.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Bernard Korn
Colonial Commercial Corp.
June 9, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE